Exhibit 12.1.  Computation of Ratio of Earnings to Fixed Charges

Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
Earnings:
Pre-tax income (loss) from continuing operations	$9,931	$(7,038)	$20,529	$(8,333)
Add:
Interest expense	16,782	15,961	32,188	30,846
Portion of rent under long-term operating leases representative of an interest factor	216	129	332	261
Amortization of capitalized interest	66	40	127	79
Less:
Equity income	-	-	-	(43)
Total earnings available for fixed charges	$26,995	$9,092	$53,176	$22,810

Fixed Charges:
Interest expense	16,782	15,961	32,188	30,846
Portion of rent under long-term operating leases representative of an interest factor	216	129	332	261
Capitalized interest	565	128	934	256
Total fixed charges	$17,563	$16,218	$33,454	$31,363

Ratio of earnings to fixed charges (x times) (1)	1.54	-	1.59	-

(1) Earnings were insufficient to cover fixed charges by:	$-	$7,126	$-	$8,553